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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

11021641

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47915

KH 4/28

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Calvert Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Montgomery Ave., Ste. 1000N
(No. and Street)

Bethesda (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Wolfsheimer (301) 951-4800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Blvd., Suite 800 (Address) McLean (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 28 2011
REGISTRATIONS BRANCH
14

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

KH 4/28

AFFIRMATION

I, Ronald M. Wolfsheimer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Calvert Distributors, Inc. (the "Company") for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ronald M Wolfsheimer 2/23/11
Signature Date

Senior Vice President, Chief Financial and Administrative Officer
Title

Karen Graybeal
Notary Public Karen Graybeal

My Commission Expires 6/22/2011

Calvert
INVESTMENTS THAT MAKE A DIFFERENCE®

A UNIFI Company

By Fax: 202-772-9183
By Courier: SEC

April 26, 2011

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Attention: Kevin Hogan

Re: Annual Audit Report [two copies of **Public Document**]
Calvert Distributors, Inc.
File Number 8-47915

Dear Mr. Hogan:

Pursuant to our conversation as of the date of this letter, according to Rule 17a-5 under the Securities Exchange Act of 1934, I have enclosed for your review a second copy of Calvert Distributors' public audited annual report for the fiscal year ended December 31, 2010.

As requested, please find attached to the report a copy of Form X-17A-5 facing page along with an executed affirmation page. If there are any additional requests, you may contact me at (301) 657-7038.

Sincerely,
/s/ Edith Lillie
Legal Department

4550 Montgomery Avenue
Bethesda, MD 20814
800.368.2748
www.calvert.com

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Calvert Distributors, Inc.

We have audited the accompanying statement of financial condition of Calvert Distributors, Inc. (a wholly owned subsidiary of Calvert Group, Ltd.) (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Calvert Distributors, Inc., at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2011

CALVERT DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 5,163,781
Brokerage fees receivable	1,102
Investments:	
Trading, at fair market value	6,547,490
Income taxes receivable	135,916
Net due from/to affiliates of Calvert Group, Ltd.	5,208,563
Prepaid expenses and other assets	1,577,729
Property and equipment, (net of accumulated depreciation of $285,474)	93,728
TOTAL ASSETS	$ 18,728,309

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 422,358
Accrued payroll and related liabilities	1,022,870
Deferred revenue	520,260
Deferred tax liability	462,428
Liability for unrecognized tax benefits	320,203
Total liabilities	2,748,119
COMMITMENTS AND CONTINGENCIES:	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share - authorized, 10,000 shares; issued and outstanding, 1,000 shares	10
Additional paid-in capital	4,169,478
Retained earnings	11,810,702
Total stockholder's equity	15,980,190
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 18,728,309

See notes to statement of financial condition.

CALVERT DISTRIBUTORS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

1. DESCRIPTION OF BUSINESS

Calvert Distributors, Inc. (the "Company") is a wholly owned subsidiary of Calvert Group, Ltd. (the "Parent"). The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934. The Company provides distribution services to a related group of Calvert Mutual Funds ("Funds") and serves as a broker for deposits with banks and savings institutions. The Company also commits resources to serving institutional and high-net-worth clients who access investment management services on a direct basis and through financial intermediaries in the advice channel. The Parent is owned by Acacia Life Insurance Company ("Acacia Life") which is a wholly owned subsidiary of Ameritas Life Insurance Corporation ("ALIC"). ALIC is a wholly owned subsidiary of Ameritas Holding Company ("AHC"), which in turn is a wholly owned subsidiary of the UNIFI Mutual Holding Company ("UNIFI").

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statement - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying statement of financial condition and related notes to statement of financial condition. Significant estimates were made for liabilities related to the distribution fees of Funds that do not have a front-end sales charge. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company's cash equivalents consist principally of highly liquid investments in shares of money market accounts held with the Funds.

Brokerage Commissions - Commissions primarily represent broker reallowance paid to third party distributors related to sales of affiliated Funds' shares.

Investments - Investment securities are classified based on management's intention on the date of purchase. Securities that management holds principally for the purpose of selling them in the near future are included in a trading portfolio and are reported at fair value. Realized and unrealized gains and losses for investment securities held in the trading portfolio are included in investment income. Fair value is estimated using quoted market prices.

Property and Equipment - Property and equipment are recorded at cost and are depreciated on a straight-line basis over an estimated useful life of five years. Furniture and fixtures are recorded at cost and are depreciated on a straight-line basis over an estimated useful life of ten years.

Marketing Costs - Marketing costs are expensed as incurred. The Company may assume and pay certain mutual fund advertising and promotional expenses for which it is not reimbursed fully from the Funds.

Income Taxes - The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustments may result from new information, resolution of an issue with the taxing authorities, or changes in laws or regulations. The Company recognizes interest

and penalties related to unrecognized benefits, within the income tax expense line in the statement of operations. Accrued interest and penalties are included within the related tax liability line in the balance sheet.

Subsequent Events - The Company has evaluated subsequent events through February 22, 2011, the date this financial statement was issued.

Recent Accounting Pronouncements

Fair Value Measurements - As required by the FASB ASC "*Fair Value Measurements and Disclosures*" topic the Company utilizes various methods to measure the fair value of its investments. The FASB ASC "*Fair Value Measurements and Disclosures*" topic establishes a disclosure hierarchy that categorizes the inputs to valuation techniques used to value assets and liabilities at measurement date. These inputs are summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the period.

In January 2010, the FASB amended the "*Fair Value Measurements and Disclosures*" topic to improve disclosures about fair value measurements requiring new disclosures on transfers in and out of Level 1 and 2 and activity in Level 3 fair value measurements. The amendment clarified existing disclosures on the level of disaggregation and disclosures about inputs and valuation techniques with requirements for additional disclosure on Level 2 or Level 3 measurements. Reporting entities need to use judgment in determining the appropriate classes of assets or liabilities and should provide disclosures about valuation and input and requires such disclosure for Level 2 or Level 3. The Company used judgment in determining the classes for Level 1 measurements and discloses valuation techniques and there were no additional required disclosures as the Company did not have Level 2 or Level 3 measurements or transfers in and out of Level 1 and 2 in 2010.

The FASB ASC "*Financial Instruments*" topic provides guidance on accounting for different financial instruments including financial assets and liabilities. The guidance allows under certain circumstances for the company to elect to report certain financial assets and liabilities at fair value with changes in fair value reported in earnings. The Company has chosen not to adopt the fair value option pursuant to the FASB ASC "*Financial Instruments*" topic.

3. RELATED PARTY TRANSACTIONS

The Company, the Parent, and the parent's wholly owned subsidiaries consisting of Calvert Administrative Services Company, Calvert Asset Management Company, Inc. ("CAMCO"), and Calvert Shareholder Services, Inc., each a wholly owned subsidiary of the Parent, provide various administrative services to each other. These services include, but are not limited to, legal and accounting, customer servicing, transaction processing, and other administrative services. The Company allocates revenues and expenses to and from its affiliates under written agreement amongst all parties effective as of January 1, 2005 and amended October 18, 2010. These revenues

and expenses relate to product distribution, marketing, facilities, rent expense and other general and administrative activities. Accordingly, the Company's financial condition does not necessarily reflect what might have occurred had the Company been operated outside its affiliated group. Similarly, UNIFI provides oversight and administrative services to the Parent and allocates to the Parent its portion of the cost of such services.

As of December 31, 2010, the Company held investments of approximately $6,547,000 in various mutual fund accounts held with the Funds and held cash equivalents of approximately $5,164,000 in various money market accounts held with the Funds for which an affiliate, CAMCO, is the investment advisor.

Pursuant to a written agreement with Acacia Federal Savings Bank, an affiliated entity, the Company earned brokerage fees from the brokerage depository business. As of December 31, 2010, receivables from Acacia Federal Savings Bank for these brokerage fees were approximately $1,000 and are included in the brokerage fees receivable on the statement of financial condition.

4. EMPLOYEE BENEFIT PLANS

Substantially all employees of the Company participate in a contributory defined contribution plan sponsored by AHC. In addition, certain of the Company's employees participate in an unfunded, non-qualified defined contribution plan. An affiliated company has made contributions to these plans on the Company's behalf under a written agreement with AHC.

The Parent has both short-term and long-term incentive compensation plans covering certain active employees of the Company. The Company bases payments under these plans on the attainment of certain performance goals in the current as well as future years.

5. INCOME TAXES

The Parent and its Subsidiaries, as "Members" of an "Affiliated Group", are included in the consolidated federal income tax return of UNIFI. The Members' federal tax provisions are determined on a separate-return basis, and they file separate state income tax returns. The Members' current tax sharing agreement with UNIFI is such that one Member may currently utilize the net operating losses of another Member within the Affiliated Group by reimbursing UNIFI, which will compensate any Member for the use of its losses or tax credits. The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Company has $10,514 for the payments of interest and penalties accrued at December 31, 2010. At December 31, 2010, the Company has $111,985 accrued for the payments of interest and penalties.

The Company is subject to taxation in the United States and various states. As of December 31, 2010, the Company's tax years, generally, for 2007 - 2010 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2010, the Company is no longer subject to examinations by tax authorities for years before 2007. At December 31, 2010, the Company had no federal net operating loss carryforward available and $149,177 of state net operating loss carryforward available.

Deferred taxes as of December 31, 2010 represent the net tax effect of temporary differences between bases of assets and liabilities for financial reporting and tax purposes as follows:

Deferred tax assets:	
Asset related to the liability for unrecognized tax benefits	$ 97,165
Total net deferred tax assets	97,165
Deferred tax liabilities:	
Prepaid commissions on B and C shares	(328,503)
Unrealized Gains	(185,231)
State Income Taxes	(45,300)
Excess of depreciation and amortization for book purposes over allowable amount for tax purposes	(559)
Total deferred tax liabilities	(559,593)
Net deferred tax liabilities	$ (462,428)

6. PURCHASE AND SALES AGREEMENT

The Company is the seller to a purchase and sales agreement (the "Contract") of distribution fees of the Funds that do not have a front-end sales charge. The Contract gives the purchaser an exclusive right and obligation to purchase future receivable service, distribution payments, and any contingent deferred sales charge on current sales of mutual fund Class B shares. The Contract was extended to February 26, 2010 and terminated upon that date, and the Company no longer allows sales of Class B shares.

The Company follows the FASB ASC "*Revenue Recognition*" topic regarding when cash for the rights of future distribution fees for shares previously sold is received from third parties. During 2009 the Company amortized approximately $664,000, of advanced payments received and expensed approximately $672,000 of deferred brokerage commissions paid.

Management has reviewed the conditions in the purchase and sales agreement under which the indemnifications could be exercised and, in accordance with the FASB ASC "*Guarantees*" topic, does not believe that a material liability has been created by the standard business representations and warranties included therein.

7. FAIR VALUE MEASUREMENTS

As described in Note 2, the Company follows the FASB ASC "*Fair Value Measurements and Disclosures*" topic requiring financial assets and liabilities that are carried at fair value in the financial statements be included in a fair value hierarchy for disclosure purposes. A description of the valuation techniques applied to the Company's major categories of assets measured at fair value on a recurring basis follows:

Cash and Cash Equivalents – Money market accounts held with the Funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

Investment in Securities – Mutual fund accounts held with the Funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

The following is a summary of the inputs used to value the Company's investments as of years ending December 31, 2010:

Valuation Inputs	Money Market Funds	Equity Securities	Total
Level 1 - Quoted Prices	$ 5,163,781	$ 6,547,490	$11,711,271
Level 2 - Other Significant Observable Inputs	-	-	-
Level 3 - Significant Unobservable Inputs	-	-	-
Total	$ 5,163,781	$ 6,547,490	$11,711,271

8. COMMITMENTS AND CONTINGENCIES

Litigation - The Company is involved in various claims and legal actions arising in the ordinary course of business. Management does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

9. NET CAPITAL REQUIREMENTS

The Company reports its net capital requirement pursuant to the Securities and Exchange Commission's uniform net capital rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $250,000 or 6-2/3 percent of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2010, the Company had net capital of $7,877,753, which was $7,627,753 in excess of the required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .35 to 1.

* * * * * *

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 22, 2011

To the Board of Directors of
Calvert Distributors, Inc.

In planning and performing our audit of the financial statements of Calvert Distributors, Inc., (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 22, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP